Aldeyra Therapeutics, Inc.

131 Hartwell Avenue

Suite 320

Lexington, MA 02421

April 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

Re:	Aldeyra Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-277753)

Dear Ms. Gama:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Aldeyra Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:00 p.m. Eastern Time on Wednesday, April 24, 2024 or as soon thereafter as practicable.

The Company hereby authorizes Keith Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Keith Scherer at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Keith Scherer at kscherer@gunder.com.

Thank you for your attention on this matter.

Very truly yours,

Aldeyra Therapeutics, Inc.

By:	/s/ Todd C. Brady, M.D., Ph.D.
Todd C. Brady, M.D., Ph.D.
Chief Executive Officer

cc:	Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP